                                                                       EXHIBIT 3



                                  AMENDMENT TO
                                    BYLAWS OF
                                J2 COMMUNICATIONS
                            A CALIFORNIA CORPORATION

                                  JULY 15, 1999

        J2 Communications, a California corporation, has, as of the date set forth above, adopted the following amendments to its Bylaws:

Amendment of Bylaws to Regarding Special Meetings

        Section 2.3 of the Bylaws shall be amended to read in full as follows:

        2.3    Special Meeting

               A special meetings of shareholders of the Company may be called only (a) by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) or (b) by the Chief Executive Officer or the President. Special meetings may not be called by any other person or persons. Business transacted at each special meeting shall be confined to the purpose or purposes stated in the notice of such meetings.

Amendment of Bylaws to Eliminate Shareholder Action by Written Consent and to Add An Advance Notice Requirement

        Section 2.10 of the Bylaws (regarding shareholder action by written consent without a meeting) is hereby eliminated in its entirety and a new
Section 2.10 shall be added to the Bylaws of the corporation that will read in full as follows:

        2.10   Notice of Shareholder Business

               At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, a shareholder must have given timely notice in writing to the Secretary of the Company. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 60 days prior to the meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Company's books, of the shareholder proposing such business, (c) the class and number of shares of the Company which are beneficially owned by the shareholder and (d) any material interest of the shareholder in such business. Notwithstanding anything to the contrary, no business shall be conducted at an annual meeting except in accordance with the provisions of this Section 2.10. The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before such meeting shall not be transacted.